3-1-02

02014710

MAR 4 2002

080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to *Rule 12g3-2(b) under the Securities Exchange Act of 1934.*]

Yes..................................No................X....................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated February 28,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: March 4, 2002

By: ______________________

Name: Christian Leu

Title: Chief Financial Officer

Leica Geosystems

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Schweiz)

www.leica-geosystems.com

No 04d Leica Novatel (February 2002)
Contact George Aase, Director – Investor Relations
Phone +41 071 727 3064 - Email: investor@leica-geosystems.com

Leica Geosystems to develop future position in Global Positioning Systems market together with NovAtel Inc.

Heerbrugg/Calgary, 28 February 2002 **– Leica Geosystems (Heerbrugg, Switzerland, SWX:LGSN) and NovAtel Inc. (Calgary, Canada, NASDAQ:NGPS) have executed a strategic co-operation agreement. The objective is the common development of new technologies for global positioning systems (GPS) and its advancement in the high-accuracy segment. This is particularly relevant for equipment that will be based on the new upcoming Global Navigation Satellite Systems (GNSS). In their areas of business, both companies are perceived as pioneers and market-leaders – positions that will be further expanded individually by the sharing of each other's knowledge.**

In the mid-eighties Leica Geosystems was one of the first companies to develop and market GPS surveying systems, and today it remains one of the market leaders in this fast growing segment. NovAtel, founded in 1978, also has the reputation of being one of the most successful innovators of advanced concepts in GPS technologies. These include significant contributions to the development of Satellite Based Augmentation Systems (SBAS) such as WAAS, MSAS and EGNOS. Future advancements in GNSS technologies will introduce new signal structures to be transmitted by the GPS satellites (L2C, L5) and will offer additional benefits for customers. The co-operation agreement allows both companies to focus their complimentary resources for the development of future GPS and GNSS products and to therefore launch them faster and with lower costs.

NovAtel will begin immediate development of a custom version of existing GPS engines and other GPS components for Leica Geosystems. "It is an honour to partner with Leica Geosystems, the recognized leader in an industry they pioneered 80 years ago," stated NovAtel President and CEO Jon Ladd. "Coupling NovAtel's GNSS know-how with Leica's broad application expertise and customer focus allows each company to exploit its primary strength. This partnership builds upon NovAtel's proven ability to provide state-of-the-art technologies to large Original Equipment Manufacturers (OEM) and government infrastructure programs."

Leica Geosystems will further concentrate on developing products and integrated solutions for surveying, monitoring and Geographic Information Systems (GIS) using high accuracy GPS and GNSS. This includes the further development of positioning algorithms for high accuracy, for real-time kinetic (RTK) data capturing and its conversion of RTK into real-time applications, for the long-baseline processing, the creation of reference station networks, and for the data collection for GIS and machine control applications. Hans

Hess, President and CEO of Leica Geosystems stated, "NovAtel brings a part of technology that we can reliably use together with our own concepts, and also has interesting strategic alliances in other GPS application areas. This will allow us to take profit from economies-of-scale, and focus our resources on retaining and strengthening our competitive advantage in our areas and markets, especially as the new GNSS technologies begin to apply. Significant research and development investment is planned to take advantage of the new GNSS technologies and make them readily available to our customers. This new focus optimizes the use of resources by both companies and can now be realized by co-operating with NovAtel who have a leading edge in present and future GNSS components."

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

* * *

Certain statements in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors - that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.

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Contact NovAtel Inc.:
Sonia Ross, NovAtel Inc., 1120 – 68th Avenue NE, Calgary, AB T2E 8S5 (Canada)

Internet	www.novatel.ca
Tel (direct)	403-295-4532
Fax	403-295-0230
E-Mail	ir@novatel.ca